RETAGGIO'S, INC.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE](the "**Agreement Date**") by and among **RETAGGIO'S, INC.**, an Alabama corporation (the "**Company**"), each person or entity listed as an "Investor" on Schedule 1 h e r e t o (e a c h "**Investor**" and together the "**Investors**").

RECITALS

WHEREAS, the Company is offering as a private crowdfunding offering to raise up to approximately **One Hundred Ninety-Nine Thousand Nine Hundred Fifty and No/100 Dollars ($199,950.00)** pursuant to terms and conditions outlined herein (the "**Offering**"); and

WHEREAS, pursuant to the Offering, the Company is offering up to **Eighteen Thousand Six Hundred (18,600)** shares (the "**Total Shares Authorized for Sale**") of Common Stock of the Company (the "**Stock**") at $10.75 per share (the "**Purchase Price**"); and

WHEREAS, the Investors have agreed to purchase shares of the Stock, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the sufficiency is hereby acknowledged, the parties hereto hereby agree as follows:

1. **PURCHASE AND SALE OF SERIES A PREFERRED STOCK.**

   1.1 **Sale and Issuance of Stock.**

   1.1.1 Subject to the terms and conditions of this Agreement, each Investor agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Investor at such Closing that number of shares of Stock set forth opposite such Investor's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

   1.2 **Closing; Delivery.**

   1.2.1 The initial purchase and sale of the shares of Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Investors execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

1.2.2   At any time and from time to time during the ninety (90) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Investors in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Investors**"), at a per share purchase price equal to the Purchase Price, up to the remaining Total Shares Authorized for Sale which have not been otherwise purchased as part of the Initial Closing or any subsequent Additional Closing. New Investors may include persons or entities who are already Investors under this Agreement. The Company and each of the New Investors purchasing shares of Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Investor will, upon delivery by such New Investor and acceptance by the Company of such New Investor's signature page and delivery of the Purchase Price by such New Investor to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Investor had been an Investor at the Initial Closing and each such New Investor shall be deemed to be an Investor for all purposes under this Agreement as of the date of the applicable Additional Closing. The Company shall update Schedule 1 to include any New Investors.

1.2.3   Promptly following each Closing, the Company shall deliver to each Investor participating in such Closing a certificate representing the shares of Stock being purchased by such Investor at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, or by any combination of such methods.

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**.   The Company hereby represents and warrants to each Investor that the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

2.1   **Organization, Good Standing and Corporate Power**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement.

2.2   **Capitalization**.

2.2.1   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of 100,000 shares of the common stock of the Company (the "**Common Stock**"), of which 61,400 shares are issued and outstanding. The Company has also reserved 20,000 shares of the Common Stock to be issued to future advisors, employees and consultants of the Company as determined and agreed upon by the Board of Directors of the Company (the "**Board**"), which may include being issued pursuant to a Company Stock Option Plan.

2.2.2   Except for as set forth herein, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the

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Company including, without limitation, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock.

2.3 **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(a) **Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

2.4 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Certificate of Formation of the Company (the "**Charter**") or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.5 **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

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2.6   Consents. No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

2.7   Assets. To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

3.   **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Investor hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1   Authorization. The Investor has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Investor, will constitute a valid and legally binding obligation of the Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2   Accredited and Sophisticated Investor. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933 (the "**Securities Act**"). If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

3.3   Purchase Entirely for Own Account. This Agreement is made with the Investor in reliance upon the Investor's representation to the Company, which by the Investor's execution of this Agreement, the Investor hereby confirms, that the shares of Stock to be acquired by the Investor will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Investor further represents that the Investor does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Stock. The Investor, if an entity, has not been formed for the specific purpose of acquiring the shares of Stock.

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3.4 **Disclosure of Information**. The Investor has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Investors to rely thereon.

3.5 **Restricted Securities**. The Investor understands that the shares of Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the shares of Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the shares of Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the shares of Stock, or the Common Stock into which it may be converted, for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Stock, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy.

3.6 **No Public Market**. The Investor understands that no public market now exists for the shares of Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Stock.

3.7 **Legends**. The Investor understands that the shares of Stock and any securities issued in respect of or exchange for the shares of Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Stock represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.8 **Residence**. If the Investor is an individual, then the Investor resides in the state identified in the address of the Investor set forth on the signature page hereto and/or on Schedule 1; if the Investor is a partnership, corporation, limited liability company or other entity, then the office or offices of the Investor in which its principal place of business is identified in

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the address or addresses of the Investor set forth on the signature page hereto and/or on Schedule 1. In the event that the Investor is not a resident of the United States, such Investor hereby agrees to make such additional representations and warranties relating to such Investor's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Stock by such Investor.

4. **IRREVOCABLE PROXY**.

4.1 If the Investor **is not** a Major Investor (as hereinafter defined), on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current President of the Company (the "**Proxy**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Stock issued pursuant to the terms of this Agreement as the holders of a majority of the other shares of the Common Stock owned by Major Investors and non-Investors vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Proxy determines is necessary or appropriate in the exercise of its authority under this Agreement and (iv) take all actions necessary or appropriate in the judgment of the Proxy for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The Proxy is an intended third-party beneficiary of this Section 4 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto. "**Major Investor**" means an Investor if (i) the amount of Stock purchased herein is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

4.2 If the Investor **is not** a Major Investor:

4.2.1 Other than with respect to the gross negligence or willful misconduct of the Proxy, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 4.1, the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused

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by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the Proxy, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

4.2.2   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

4.3   The Investor hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this Agreement and any shares of the Stock issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Stock.

5.   **GENERAL PROVISIONS**.

5.1   Successors and Assigns.   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.   Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2   Confidentiality.   Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential or proprietary information of the Company (including, but not limited to, any financial information of the Company) except as required by applicable law or to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

5.3   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4   Counterparts; Facsimile or Electronic Signature.   This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 5.6.

5.7   Amendments and Waivers. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investors holding a majority of the then-outstanding shares of the Stock.

5.8   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.9   Entire Agreement. This Agreement (including Schedule 1 hereto) together with the Company Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any other written or oral agreement, representation or understanding relating to the purchase of the Stock by the Investors and any other subject matter hereof existing between the parties are expressly canceled. The Company has made no other representations or warranties to the Investors other than those expressly set forth herein.

5.10   Dispute Resolution.   Each party (a) hereby irrevocably and unconditionally submits to the State of Alabama for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the State of Alabama, and (c) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof and thereof may not be enforced in or by such court.

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SCHEDULE 1

<u>SCHEDULE OF INVESTORS</u>

Name of Investor	Shares Purchased	Purchase Price

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: _____[SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Retaggio's, Inc., a Alabama Corporation
_____

Founder Signature
_____

Name: ___William Madison "Matt" Fowler_____

Title: ___CEO_____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: _____   By:___*Investor Signature*_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited